HYPOTHEKENBANK IN ESSEN AG

03 AUG 25 AM 7:21

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States


03029443

Your ref.	Your message	Our ref.	Extension	Essen
		VA	-608	15.08.03

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of July 31, 2003, Essen Hyp´s Interim Report as of June 30, 2003 (English and German version). We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft


HYPOTHEKENBANK IN ESSEN AG

Interim Report as of June 30, 2003

At a glance

	June 30, 2003 in € m	Dec 31, 2002 in € m
Balance sheet total	71,513	70,979
Subscribed capital and reserves	584	554
Profit-sharing certificates	284	284
Subordinated liabilities	282	297
Claims outstanding		
Mortgage loans	4,923	4,290
Public-sector loans	34,482	35,870
Securities issued by other borrowers	23,637	24,286
Other loans/other claims	5,519	4,035
Liabilities		
to banks	14,251	12,476
to customers	3,613	3,259
Securitized liabilities	52,092	53,742

	June 30, 2003 in € m	June 30, 2002 in € m
New lending commitments		
Mortgage loans	1,233	728
Public-sector loans	4,210	2,656
Securities issued by other borrowers	4,253	7,484
Profit and loss account		
Net interest income	116.8	104.1
Net interest and commission income	110.4	98.9
General operating expenses	11.5	11.2
Operating result before provision		
for possible loan losses	98.5	95.4
Provision for possible loan losses	-24.1	-26.8
Operating result	74.4	68.6

Interim Report as of June 30, 2003

Dear Business Colleagues,
The already rather hesitant recovery of the global economy basically came to a standstill in the first half of this year. While the U.S. economy grew moderately in the period under review, economic development in the euro area and in Japan was more or less stagnating. The Iraq conflict and the resulting increase in energy prices, combined with the outbreak of the SARS disease in East Asia, once again led to a cooling down of the world economy. However, thanks to the end of the Iraq war, initial signs of a mitigation of the geopolitical tensions in other regions, and the successful fight against SARS, some of the major obstacles to an economic recovery were overcome by the end of the period under review. Against this backdrop certain leading indicators pointed to an acceleration of economic growth in the United States – and maybe also in the euro area – in the second half of this year.
After a pick-up in inflation triggered by higher crude oil prices in the first quarter of 2003, inflationary pressures worldwide have once more clearly diminished by the end of the reporting period. Inflation in the euro area dropped below the 2 % mark in May. In view of the current under-utilization of capacities throughout the world it has to be expected that this global disinflation process will continue in the second half of the year, even though inflation has already reached a rather low level. Against this backdrop warnings of the Federal Reserve and the International Monetary Fund (IMF) that there is a certain risk of deflation have pushed bond prices, which had already been boosted by doubts about the frequently forecasted economic recovery, to record levels. In Germany, for instance, the current yield fell to an all-time low of 3.08 % in mid-June. Even in times of the gold standard during the German Empire (*Kaiserreich*), yield levels never dropped that low. The European Central Bank responded to the fragile economic situation by lowering its key interest rate by a total of 75 basis points to not more than 2 %. In this environment, 10-year *Pfandbrief* yields fell from around 4.5 % at the beginning of the year to a historic low of 3.6 % in

mid-June. The yield advantage over Bunds with the same maturity decreased from more than 15 basis points to around 10 basis points in the period under review. During the past two weeks, however, bond prices were on the decline due to better than expected growth figures for the U.S. economy.

Public-sector lending. The total volume of our new public-sector lending commitments, including loans that are not eligible to serve as cover for our public-sector *Pfandbriefe*, came to €8.5bn (€10.1bn) in the first six months of 2003. This figure includes loans to public-sector bodies and institutions governed by public law totaling €4.2bn (€2.7bn) and securities eligible for cover totaling €3.4bn (€6.2bn). The bank took securities issued by other borrowers and not eligible for cover totaling €0.9bn (€1.2bn) onto its books. In the first half of 2003, the territorial authorities, and the German government and the German Federal States in particular, tapped the capital markets more actively than before, which is reflected by the clear increase in loans extended to public-sector bodies. The reduction in our total volume of public-sector loans is in line with our plans regarding the development of our balance sheet total and risk assets, also taking into account the projected further expansion of our property financing activities.

Property financing. The total volume of our new mortgage lending commitments grew by around 69% compared to the same period in the previous year and stood at €1,233m (€728m) at the end of the reporting period. Foreign commercial property financing transactions, in which Essen Hyp mainly participated as a syndicate partner, accounted for €296m (€222m) of this figure. The majority of these loans (€105m) was granted in the United Kingdom, followed by the Netherlands (€72m), Spain (€64m) and France (€25m). Our activities in France were, for the first time, supported by our new representative office in Paris, which was opened in February 2003. In addition to this, mortgage loans totaling €30m were granted to borrowers in the United States. We expect that our financing activities in the United States will be further promoted by our future representative office in New

York, which we plan to open in the course of the second half of this year.
Essen Hyp can report a clear increase in the total volume of new mortgage loans to domestic borrowers to €938m (€506m). The vast majority of this figure (€817m) relates to loans granted in the West German Federal States. The total volume of new lending commitments in the East German Federal States came to €121m. As before, our parent bank, the Commerzbank AG, is our most important partner in domestic mortgage lending. €781m of our total volume of new loans was granted via the Commerzbank. At €702m, retail loans to homeowners account for the vast majority of this figure.
In order to obtain even leaner loan processing structures, we have outsourced loan processing and administrative tasks relating to our retail loan portfolio to a well-known servicing company.

The bank's funding and balance sheet total. In order to refinance the bank's lending activities in the first half of this year, bonds totaling €16.9bn (€12.9bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for €8.3bn (€6.4bn), including Jumbo and Global *Pfandbriefe* totaling €2bn (€3bn). Other bonds and notes came to €8.6bn (€6.5bn). Revolving drawings from our Commercial Paper Program totaled €4.1bn (€5.8bn) in the period under review. The average program utilization stood at €1.4bn (€1.9bn) on the reporting date.
While Essen Hyp concentrated on small issues in the first months of the current financial year, we once again launched a large-volume issue in the middle of this year. Just after the end of the period under review, i.e. in mid-July 2003, Essen Hyp launched a public-sector Jumbo *Pfandbrief* in the form of a Global, with the total issuance volume coming to € 2bn. This was the first *Pfandbrief* in Germany with an investor greenshoe. Our investors were entitled to order up to a further 10% of their previously allotted quotas at a specific point in time and at the original re-offer price. This public-sector Jumbo was not placed via the traditional book-building process, but was structured as a 'pot deal' so that the bank had a transparent and central order book.

Interim Report as of June 30, 2003

At €71.5bn, Essen Hyp's balance sheet total as of the reporting date slightly exceeded the figure as of year-end 2002 (€70.9bn).

Profit and loss account. Net interest and commission income grew by 11.6% in year-on-year terms and came to €110.4m (€98.9m) as of June 30, 2003. At the same time, general operating expenses basically maintained the previous year's level and stood at €11.5m (€11.2m). In spite of our conservative risk assessment, provision for possible loan losses decreased to €24.1m compared to €26.8m in the previous year. The balance of other operating income and expenses was negative (-€0.4m) and thus clearly fell below the previous year's level (+€7.7m). However, it has to be taken into account that last year's figure was primarily due to non-recurring effects from the sale of a property which had been taken over by the bank in order to prevent losses. The bank's operating result for the first two quarters of 2003 thus stands at €74.4m, an 8.5% increase compared to the same period of the previous year (€68.6m).

Ratings. In coordination with the rating agencies assessing our bank we have thoroughly analyzed our strategic position within the mortgage bank sector, our integration in the business strategy of our parent company, the Commerzbank AG, our stand-alone business strategy, our business and earnings performance in the first quarter of 2003 and the 'sustainability' of our business model. Based upon this analysis, FitchRatings, Moody's and Standard & Poor's confirmed all ratings of Essen Hyp. Standard & Poor's additionally upgraded the outlook of our counterparty rating from 'negative' to 'stable'. Our long-term counterparty ratings now stand at (A-/A2/BBB+), with all rating agencies assessing the outlook as 'stable'. At the same time, our short-term counterparty ratings (F2/P-1/A-2), as well as the ratings of our public-sector *Pfandbriefe* (AAA/Aa1/AAA) were confirmed. With regard to the counterparty ratings, we will further intensify our dialogue with the rating agencies in order to achieve rating upgrades, given that we consider these ratings, and especially those below single A, to be unjustified.

An up-to-date overview of Essen Hyp's ratings, as well as the available rating reports, can be retrieved from our website www.essenhyp.com.

Roadshows and Capital Market Conference. Prior to launching our public-sector Jumbo *Pfandbrief* with investor greenshoe we organized roadshows in several German cities in the first quarter of 2003. Furthermore, we had roadshow presentations in Central and Eastern European countries, Scandinavia and the Middle East at the beginning of July. These roadshows were followed by our 3rd International Capital Market Conference, which took place in Essen from July 10 to 12, 2003. On that occasion, Essen Hyp was able to welcome some 400 capital market experts and analysts from Europe, North America, Japan and the Middle East, including representatives of German and international banks, the rating agencies and the Association of German Mortgage Banks (*VDH*). Our guest speaker on July 10, 2003 was the former President of the USSR, Mikhail Gorbachev, whose lecture focused on 'Western Europe – Eastern Europe – Europe'.

Future prospects. In view of the ongoing uncertainty as regards the overall economic development in the current financial year, we expect that the capital market environment will remain volatile and rather unpredictable in the second half of the year. However, Essen Hyp's business figures and earnings performance show that our bank is able to defend its position even in a hostile environment. In view of the successful expansion of Essen Hyp's national and international property financing activities and the positive development of the bank's public-sector lending and funding business, the Board of Managing Directors is confident to report a return on equity after tax of around 14% for the business year 2003.

Essen, July 2003

The Board of Managing Directors

Figures from the balance sheet

	June 30, 2003 in € m	Dec 31, 2002 in € m
Claims on banks	16,922.2	16,588.3
a) mortgage loans	2.1	2.1
b) public-sector loans	11,446.4	12,562.9
c) other claims	5,473.7	4,023.3
Claims on customers	28,001.2	27,606.1
a) mortgage loans	4,920.4	4,287.8
b) public-sector loans	23,035.6	23,306.7
c) other claims	45.2	11.6
Bonds and other fixed income securities	24,633.9	24,937.7
a) bonds and notes	23,636.6	24,286.0
b) bonds and notes issued by Hypothekenbank in Essen AG	997.3	651.7
Liabilities to banks	14,250.8	12,476.4
a) registered mortgage *Pfandbriefe* issued	217.6	73.5
b) registered public-sector *Pfandbriefe* issued	545.8	404.9
c) other liabilities	13,487.4	11,998.0
Liabilities to customers	3,613.1	3,258.7
a) registered mortgage *Pfandbriefe* issued	639.0	658.3
b) registered public-sector *Pfandbriefe* issued	1,638.6	1,502.1
c) other liabilities	1,335.5	1,098.3
Securitized liabilities	52,092.2	53,741.9
a) mortgage *Pfandbriefe* issued	1,633.6	1,152.3
b) public-sector *Pfandbriefe* issued	46,739.8	48,830.4
c) other bonds and notes	3,718.8	3,759.2
Subordinated liabilities	281.7	296.9
Profit-sharing certificates	283.6	283.6
Capital and reserves	583.9	553.9
a) subscribed capital	219.3	201.3
b) capital reserve	364.6	352.6
Balance sheet total	**71,513.3**	**70,978.6**

Figures from the profit and loss account

	Jan 1 – June 30, 2003 in € m	Jan 1 – June 30, 2002 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	1,502.5	1,565.1	-4.0
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	31.0	26.2	18.3
Interest paid	1,416.7	1,487.2	-4.7
Net interest income	116.8	104.1	12.2
Commission received	1.6	0.3	433.3
Commission paid	8.0	5.5	45.5
Net commission income	*-6.4*	*-5.2*	*23.1*
Net interest and commission income	110.4	98.9	11.6
Wages and salaries	4.8	4.7	2.1
Compulsory social security contributions	0.9	0.7	28.6
Other administrative expenses, including depreciation on tangible assets	5.8	5.8	0.0
General operating expenses	*11.5*	*11.2*	*2.7*
Balance of other operating income and expenses	-0.4	7.7	-105.2
Operating result before provision for possible loan losses	98.5	95.4	3.2
Provision for possible loan losses	-24.1	-26.8	-10.1
Operating result	**74.4**	**68.6**	**8.5**

Average number of staff	128	134	
including:			
part-time staff and trainees	11	13	

Branches and Offices

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35 0
Fax: +49 2 01 81 35 2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Jägerstrasse 58-60
D-10115 Berlin • Germany
Tel.: +49 30 86 21 3 95

Frankfurt
Westendstrasse 19
D-60325 Frankfurt/M. • Germany
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg • Germany
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstrasse 43
D-80639 Munich • Germany
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

London
Commerzbank House
23 Austin Friars
GB-London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Paris
9, avenue de Friedland
F-75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Leipzig
Georgiring 1-3
D-04103 Leipzig
Germany
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

Chairman of the Supervisory Board

Dr. Axel Frhr. v. Ruedorffer

Member of the Board of Managing Directors, Commerzbank AG (until May 31, 2003),
Member of the Central Advisory Board, Commerzbank AG (since June 1, 2003)

Board of Managing Directors

Hubert Schulte-Kemper

Chairman

Michael Fröhner

Harald Pohl


HYPOTHEKENBANK IN ESSEN AG

Zwischenbericht zum 30.6.2003

Auf einen Blick

	30.6.2003 Mio. €	31.12.2002 Mio. €
Bilanzsumme	71.513	70.979
Eingezahltes Kapital und Rücklagen	584	554
Genussrechte	284	284
Nachrangige Verbindlichkeiten	282	297
Forderungen		
Hypothekendarlehen	4.923	4.290
Kommunalkredite	34.482	35.870
Fremde Wertpapiere	23.637	24.286
Andere Forderungen	5.519	4.035
Verbindlichkeiten		
gegenüber Kreditinstituten	14.251	12.476
gegenüber Kunden	3.613	3.259
Verbriefte Verbindlichkeiten	52.092	53.742

	30.6.2003 Mio. €	30.6.2002 Mio. €
Neugeschäft		
Hypothekendarlehen	1.233	728
Kommunalkredite	4.210	2.656
Fremde Wertpapiere	4.253	7.484
Gewinn- und Verlustrechnung		
Zinsüberschuss	116,8	104,1
Zins- und Provisionsüberschuss	110,4	98,9
Verwaltungsaufwendungen	11,5	11,2
Betriebsergebnis vor Risikovorsorge	98,5	95,4
Risikovorsorge	-24,1	-26,8
Betriebsergebnis	74,4	68,6

Zwischenbericht zum 30.6.2003

Sehr geehrte Geschäftsfreunde,

die ohnehin nur verhaltene Erholung der Weltkonjunktur ist in der ersten Hälfte dieses Jahres ins Stocken geraten. Während die gesamtwirtschaftliche Produktion in den Vereinigten Staaten im betrachteten Zeitraum noch mäßig expandierte, war eine nahezu stagnierende Wirtschaftsleistung im Euro-Währungsgebiet und in Japan zu beobachten. Sowohl der Irak-Konflikt und die auch deshalb eingetretene rapide Verteuerung der Energiepreise als auch der Ausbruch der Lungenkrankheit SARS in Ostasien führten zu einer erneuten Abkühlung der Weltkonjunktur. Mit dem Ende des Irak-Krieges, den Anzeichen für ein Schwinden der geopolitischen Spannungen in anderen Regionen sowie dem Zurückdrängen der SARS-Epidemie verminderten sich gegen Ende des Berichtszeitraumes gewichtige Konjunkturhemmnisse. Vorauslaufende Konjunkturindikatoren signalisierten daher zuletzt zumindest für die Vereinigten Staaten, wenn nicht auch für das Euro-Währungsgebiet, eine Beschleunigung des Wachstums in der zweiten Jahreshälfte.

Die Inflationsraten haben sich weltweit – nach einem ölpreisbedingten Anstieg im ersten Quartal – gegen Ende des Berichtszeitraumes merklich zurückgebildet. Im Euro-Währungsgebiet fiel die Inflationsrate im Mai unter die 2 %-Marke. Angesichts weltweit unterausgelasteter Kapazitäten ist zu erwarten, dass sich dieser globale Desinflationsprozess trotz des bereits erreichten niedrigen Niveaus der Teuerungsraten in der zweiten Jahreshälfte fortsetzen wird. Dementsprechend haben Warnungen der US-Notenbank sowie des Internationalen Währungsfonds (IWF) vor der Gefahr einer Deflation die Rentenkurse, welche zuvor bereits von den Zweifeln an der vielfach prognostizierten Konjunkturerholung beflügelt wurden, auf bislang ungekannte Höhen getrieben. In Deutschland fiel z. B. die Umlaufrendite Mitte Juni auf ein historisches Tief von 3,08 %. Ein niedrigeres Renditeniveau wurde selbst zur Zeit des Goldstandards im Deutschen Kaiserreich nicht erreicht. Die Europäische Zentralbank zollte der fragilen Wirtschaftslage mit einer Reduktion ihres Schlüsselzinses um insgesamt 75 Basispunkte auf nur noch 2 % Tribut. In diesem Umfeld fiel die Rendite von zehnjährigen Pfandbriefen von rund 4,5 % am Jahresanfang bis auf ein historisches Tief von 3,6 %

Mitte Juni. Der Zinsvorsprung gegenüber Bundesanleihen mit kongruenter Laufzeit baute sich in diesem Zeitraum von über 15 Basispunkten auf rd. 10 Basispunkte ab. In den letzten beiden Wochen des Berichtszeitraumes gaben Rentenwerte jedoch im Zuge besser als erwartet ausgefallener US-Konjunkturnachrichten einen Teil ihrer Gewinne wieder ab.

Geschäftsfeld Staatskredit. Die Neuzusagen im Staatskreditgeschäft einschließlich der Aktiva, die nicht für die Deckung unserer Öffentlichen Pfandbriefe verwendet werden können, beliefen sich in den ersten sechs Monaten auf € 8,5 Mrd. (€ 10,1 Mrd.). Davon entfielen auf Darlehen an öffentliche und öffentlich-rechtliche Adressen € 4,2 Mrd. (€ 2,7 Mrd.) und € 3,4 Mrd. (€ 6,2 Mrd.) auf deckungsfähige Wertpapiere. Im Außerdeckungsgeschäft wurden fremde Wertpapiere mit einem Volumen von € 0,9 Mrd. (€ 1,2 Mrd.) gekauft. Im ersten Halbjahr sind die Gebietskörperschaften, besonders Bund und Länder, wieder verstärkt mit Kreditaufnahmen am Kapitalmarkt aufgetreten, was sich in dem deutlichen Zuwachs der ausgereichten Darlehen an öffentliche Adressen widerspiegelt. Der Rückgang des Gesamtvolumens im Staatskreditgeschäft liegt im Rahmen unserer Risikoaktiva- und Bilanzsummenplanung und trägt dem geplanten Ausbau des Immobilienfinanzierungsgeschäfts Rechnung.

Geschäftsfeld Immobilienfinanzierungen. Das neu ausgereichte Kreditvolumen erhöhte sich gegenüber dem Vergleichszeitraum des Vorjahres um rd. 69 % von € 728 Mio. auf € 1.233 Mio. Ausländische Gewerbefinanzierungen, die zum überwiegenden Teil mit Konsortialpartnern abgeschlossen wurden, erreichten ein Volumen von € 296 Mio. (€ 222 Mio.). Hieran hatten Ausleihungen in Großbritannien mit € 105 Mio. den größten Anteil, gefolgt von den Niederlanden mit € 72 Mio., Spanien mit € 64 Mio. und Frankreich mit € 25 Mio. Unsere Akquisitionen in Frankreich wurden erstmals durch unsere Anfang Februar 2003 eröffnete Repräsentanz mit Sitz in Paris unterstützt. In den USA haben wir Immobilienkredite in Höhe von € 30 Mio. vergeben. Wir gehen davon aus, dass mit Hilfe unserer in New York geplanten Repräsentanz, mit deren Eröffnung wir im Laufe des zweiten

Halbjahres rechnen, das dortige Neugeschäft weiter ausgeweitet werden wird.
Das inländische Hypothekenneugeschäft haben wir mit einem Volumen von € 938 Mio. (€ 506 Mio.) deutlich forciert. Der Löwenanteil entfiel auf die westdeutschen Bundesländer im Umfang von € 817 Mio. In den ostdeutschen Bundesländern wurde ein Neugeschäftsvolumen von € 121 Mio. realisiert. Im inländischen Immobilienfinanzierungsgeschäft ist unsere Konzernmutter, die Commerzbank AG, nach wie vor unser wichtigster Partner. Im Rahmen der mit ihr praktizierten Vermittlungsverfahren erreichte uns ein Zuführungsvolumen in Höhe von € 781 Mio. Das Retailgeschäft mit den so genannten Einmalbauherren hatte hieran mit € 702 Mio. den weitaus größten Anteil. Zur weiteren Verschlankung des Bearbeitungsprozesses haben wir die Bearbeitung und Verwaltung von Kreditbeständen im Retailgeschäft einem namhaften Servicer übertragen.

Refinanzierung und Bilanzsumme. Die Essen Hyp hat zur Refinanzierung ihres Aktivgeschäfts in der ersten Jahreshälfte Schuldverschreibungen mit einem Gesamtvolumen von € 16,9 Mrd. (€ 12,9 Mrd.) am Kapitalmarkt platziert. Über Pfandbriefe wurde ein Volumen von € 8,3 Mrd. (€ 6,4 Mrd.) aufgenommen, davon € 2,0 Mrd. (€ 3,0 Mrd.) über Jumbo- und Global-Pfandbriefe. Die sonstigen Schuldverschreibungen erreichten eine Größenordnung von € 8,6 Mrd. (€ 6,5 Mrd.). Revolvierende Geldaufnahmen über unser Commercial Paper Program summierten sich im Berichtszeitraum auf € 4,1 Mrd. (€ 5,8 Mrd.). Die durchschnittliche Auslastung dieses Programms betrug zum Stichtag rd. € 1,4 Mrd. (€ 1,9 Mrd.).
Nachdem sich die Essen Hyp in den ersten Monaten des laufenden Geschäftsjahres auf kleinvolumigere Anleihen konzentriert hat, sind wir Mitte des Jahres wieder mit einer großvolumigen Emission in den Markt gegangen. Kurz nach Ende des Berichtszeitraums, Mitte Juli 2003, haben wir einen Öffentlichen Jumbo-Pfandbrief als Global-Emission mit einem Volumen von € 2,0 Mrd. begeben. Erstmals in Deutschland war dieser Global mit einem Greenshoe als Treueprämie für die Investoren ausgestattet. Bis zu 10 % der jeweils zugeteilten Quote konnten die Investoren zu einem bestimmten Zeitpunkt zum

unveränderten Reoffer-Preis nachordern. Der Pfandbrief wurde nicht im Wege des traditionellen Bookbuilding, sondern im Potverfahren vertrieben. So verfügte die Bank über ein transparentes, zentrales Orderbuch.
Mit € 71,5 Mrd. lag die Bilanzsumme per Stichtag leicht über dem Vorjahreswert von € 70,9 Mrd.

Gewinn- und Verlustrechnung. Der Zins- und Provisionsüberschuss wuchs gegenüber dem Wert des Vorjahreszeitraums um 11,6 % von € 98,9 Mio. auf € 110,4 Mio., dagegen lagen die Verwaltungsaufwendungen mit € 11,5 Mio. (€ 11,2 Mio.) nur leicht über Vorjahresniveau. Trotz vorsichtiger Beurteilung unserer Risiken hat sich die Risikovorsorge gegenüber dem Vorjahr (€ 26,8 Mio.) auf € 24,1 Mio. reduziert. Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag indes mit minus € 0,4 Mio. deutlich unter dem Vorjahresergebnis (€ 7,7 Mio.), das allerdings wesentlich durch einen Einmalertrag aus der Veräußerung einer im Rettungserwerb in den Bestand genommenen Immobilie beeinflusst war. Für die ersten beiden Quartale des laufenden Geschäftsjahres weisen wir ein um 8,5 % verbessertes Betriebsergebnis von € 74,4 Mio. (€ 68,6 Mio.) gegenüber dem Vergleichszeitraum des Vorjahres aus.

Rating. Wir haben mit den uns beurteilenden Ratingagenturen unsere Positionierung in der Branche der Hypothekenbanken, die Einordnung in die Strategie unserer Konzernmutter Commerzbank AG, unsere eigene strategische Ausrichtung, die Ertrags- und Geschäftsentwicklung im ersten Quartal 2003 sowie die „Zukunftsfähigkeit" des Geschäftsmodells der Essen Hyp analysiert. FitchRatings, Moody's und Standard & Poor's haben daraufhin sämtliche Ratings der Essen Hyp bestätigt, bei Standard & Poor's haben wir zudem eine Verbesserung des Ausblicks für unser Institutsrating von „negativ" auf „stabil" erreichen können. Nunmehr sind unsere langfristigen Institutsratings (A-/A2/BBB+) von allen Ratingagenturen mit stabilem Ausblick versehen. Ebenso wie das Langfristrating wurden auch unsere kurzfristigen Institutsratings (F2/P-1/A-2) sowie die Ratings für unsere Öffentlichen Pfandbriefe (AAA/Aa1/AAA) bestätigt. In Bezug auf unsere

Institutsratings werden wir den Dialog weiter intensivieren, um die aus unserer Sicht nicht gerechtfertigten Bewertungen vor allem unterhalb von Single-A zu verbessern. Einen aktuellen Überblick über die Ratings der Essen Hyp und der verfügbaren Ratingberichte bietet unsere Internetseite www.essenhyp.com.

Roadshows und Kapitalmarktkonferenz. Den Vertrieb unseres Öffentlichen Jumbo-Pfandbriefs mit Investor-Greenshoe haben wir mit unserer Deutschland-Roadshow im ersten Quartal sowie mit Roadshows Anfang Juli 2003 u. a. in mittel- und ost- bzw. südosteuropäischen Staaten, Skandinavien und im Mittleren Osten vorbereitet. Im Anschluss daran fand die „3. Internationale Kapitalmarktkonferenz“ der Essen Hyp vom 10. bis 12. Juli 2003 in Essen statt. Dazu konnten rd. 400 Kapitalmarktexperten aus Europa, Nordamerika, Japan und dem Mittleren Osten, darunter Vertreter deutscher und internationaler Banken, der Ratingagenturen, des Verbandes deutscher Hypothekenbanken, sowie Wissenschaftler begrüßt werden. Gastredner am 10. Juli 2003 war der ehemalige Präsident der UdSSR, Michail Gorbatschow, der zu dem Thema „Westeuropa – Osteuropa – Europa“ referierte.

Ausblick. Aufgrund der weiterhin gegebenen Unsicherheiten bezüglich der gesamtwirtschaftlichen Entwicklung im laufenden Geschäftsjahr erwarten wir auch für die zweite Jahreshälfte ein volatiles und schwer einschätzbares Kapitalmarktumfeld. Die Geschäfts- und Ertragszahlen der Essen Hyp zeigen aber, dass sich die Bank auch in einem schwierigen Umfeld erfolgreich behaupten kann. Die positive Entwicklung im Berichtszeitraum beim Ausbau der nationalen und internationalen Immobilienfinanzierung, des Staatskreditgeschäfts sowie der Refinanzierung sind Grundlage für die Prognose des Vorstands, im Gesamtjahr 2003 eine bilanzielle Eigenkapitalrendite nach Steuern von etwa 14 % ausweisen zu können.

Essen, im Juli 2003

Der Vorstand

Zahlen aus der Bilanz

	30.6.03 Mio. €	31.12.02 Mio. €	Veränderungen Mio. €	%
Forderungen an Kreditinstitute	16.922,2	16.588,3	333,9	2,0
a) Hypothekendarlehen	2,1	2,1	0,0	0,0
b) Kommunalkredite	11.446,4	12.562,9	-1.116,5	-8,9
c) andere Forderungen	5.473,7	4.023,3	1.450,4	36,1
Forderungen an Kunden	28.001,2	27.606,1	395,1	1,4
a) Hypothekendarlehen	4.920,4	4.287,8	632,6	14,8
b) Kommunalkredite	23.035,6	23.306,7	-271,1	-1,2
c) andere Forderungen	45,2	11,6	33,6	289,7
Schuldverschreibungen und andere festverzinsliche Wertpapiere	24.633,9	24.937,7	-303,8	-1,2
a) Anleihen und Schuldverschreibungen	23.636,6	24.286,0	-649,4	-2,7
b) eigene Schuldverschreibungen	997,3	651,7	345,6	53,0
Verbindlichkeiten gegenüber Kreditinstituten	14.250,8	12.476,4	1.774,4	14,2
a) Hypotheken-Namenspfandbriefe	217,6	73,5	144,1	196,1
b) Öffentliche Namenspfandbriefe	545,8	404,9	140,9	34,8
c) andere Verbindlichkeiten	13.487,4	11.998,0	1.489,4	12,4
Verbindlichkeiten gegenüber Kunden	3.613,1	3.258,7	354,4	10,9
a) Hypotheken-Namenspfandbriefe	639,0	658,3	-19,3	-2,9
b) Öffentliche Namenspfandbriefe	1.638,6	1.502,1	136,5	9,1
c) andere Verbindlichkeiten	1.335,5	1.098,3	237,2	21,6
Verbriefte Verbindlichkeiten	52.092,2	53.741,9	-1.649,7	-3,1
a) Hypothekenpfandbriefe	1.633,6	1.152,3	481,3	41,8
b) Öffentliche Pfandbriefe	46.739,8	48.830,4	-2.090,6	-4,3
c) sonstige Schuldverschreibungen	3.718,8	3.759,2	-40,4	-1,1
Nachrangige Verbindlichkeiten	281,7	296,9	-15,2	-5,1
Genussrechtskapital	283,6	283,6	0,0	0,0
Eigenkapital	583,9	553,9	30,0	5,4
a) gezeichnetes Kapital	219,3	201,3	18,0	8,9
b) Rücklagen	364,6	352,6	12,0	3,4
Bilanzsumme	**71.513,3**	**70.978,6**	**534,7**	**0,8**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1. – 30.6.03 Mio. €	1.1. – 30.6.02 Mio. €	Veränderungen Mio. €	%
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	1.502,5	1.565,1	-62,6	-4,0
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	31,0	26,2	4,8	18,3
Zinsaufwendungen	1.416,7	1.487,2	-70,5	-4,7
Zinsüberschuss	116,8	104,1	12,7	12,2
Provisionserträge	1,6	0,3	1,3	433,3
Provisionsaufwendungen	8,0	5,5	2,5	45,5
Provisionsergebnis	*-6,4*	*-5,2*	*-1,2*	*23,1*
Zins- und Provisionsüberschuss	110,4	98,9	11,5	11,6
Löhne und Gehälter	4,8	4,7	0,1	2,1
Soziale Abgaben	0,9	0,7	0,2	28,6
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	5,8	5,8	0,0	0,0
Verwaltungsaufwendungen	*11,5*	*11,2*	*0,3*	*2,7*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	-0,4	7,7	-8,1	-105,2
Betriebsergebnis vor Risikovorsorge	98,5	95,4	3,1	3,2
Risikovorsorge	-24,1	-26,8	2,7	-10,1
Betriebsergebnis	**74,4**	**68,6**	**5,8**	**8,5**

Durchschnittszahl der Beschäftigten	128	134
darunter: Teilzeitbeschäftigte und Auszubildende	11	13

Geschäftsstellen und Repräsentanzen

Zentrale

Essen
Gildehofstraße 1 • 45127 Essen
Postfach 10 18 61 • 45018 Essen
Tel.: 02 01 / 81 35-0
Fax: 02 01 / 81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter HRB Essen-Nr. 7083

Geschäftsstellen

Berlin
Jägerstraße 58-60 • 10115 Berlin
Tel.: 0 30 / 86 21-3 95

Frankfurt
Westendstraße 19 • 60325 Frankfurt
Tel.: 0 69 / 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Tel.: 0 40 / 37 64 47 50
Fax: 0 40 / 37 64 46 27

München
Romanstraße 43 • 80639 München
Tel.: 0 89 / 29 16 17 52
Fax: 0 89 / 29 16 17 54

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2 • B-1050 Brüssel
Belgien
Tel.: +32 / 2 / 5 34 95 95
Fax: +32 / 2 / 5 34 96 96

London
Commerzbank House
23 Austin Friars • GB-London EC2N 2NB
Großbritannien
Tel.: +44 / 20 / 76 38 09 52
Fax: +44 / 20 / 76 38 09 53

Paris
9, avenue de Friedland • F-75008 Paris
Frankreich
Tel.: +33 / 1 / 42 25 25 30
Fax: +33 / 1 / 42 25 25 39

Leipzig
Georgiring 1-3 • 04103 Leipzig
Tel.: 03 41 / 96 17 36-1/-3
Fax: 03 41 / 9 60 61 40

Vorsitzender des Aufsichtsrats

Dr. Axel Frhr. v. Ruedorffer

Mitglied des Vorstands der Commerzbank AG (bis 31. Mai 2003), Mitglied des Zentralen Beirats der Commerzbank AG (ab 1. Juni 2003)

Vorstand

Hubert Schulte-Kemper

Vorsitzender

Michael Fröhner

Harald Pohl

Impressions of 3rd Capital Market Conference

ailable for download +++ +++ Interim Report as of June 30, 2003 | Read more

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



▷ Interim Report as of June 30, 2003 html
▷ Interim Report as of June 30, 2003 (English version) pdf
▷ Press Release as of June 30, 2003 (English version) pdf

▷ Annual Report 2002 (English version) html
▷ Annual Report 2002 (English version) pdf
▷ Press Release Annual Report (English version) pdf

▷ Annual Report 2001 (English version) html
▷ Annual Report 2001 (English version) pdf
▷ Press Release Annual Report (English version) pdf

▷ Annual Report 2000

Investor relations

Essen Hyp: Key competence in capital market business



The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analyses
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect
- Financial Calendar 2003/2004

Investor relations

Ratings and Analyses

Ratings*	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

* This table contains our current ratings.

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Reprinted from RatingsDirect

Research
Hypothekenbank in Essen AG

Publication Date: 01-Aug-2003
Credit Analyst: Karlo Fuchs, Frankfurt (49) 69-3 39 99-156; Stefan Best, Frankfurt (49) 69-3 39 99-154

CREDIT RATING

BBB+/Stable/A-2

Outstanding Rating(s)

Counterparty Credit	BBB+/Stable/A-2
Certificate of deposit	BBB+/A-2
Senior unsecured	BBB+
Commercial paper	
Foreign currency	A-2
Subordinated	
Local currency	BBB
Short-term debt	A-2
Short-Term secured debt	
Local currency	A-1+
Senior secured	AAA

Credit Rating History

Oct. 8, 2002	BBB+/A-2
Dec. 19, 2001	A-/A-2
Feb. 14, 2001	A+/A-1

Sovereign Rating

Germany (Federal Republic of) AAA/Stable/A-1+

Related Entities

Commerzbank AG

Counterparty Credit	A-/Negative/A-2
Certificate of deposit	A-/A-2
Senior unsecured	A-
Commercial paper	A-2
Subordinated	
Local currency	BBB+
Subordinated	
Foreign currency	N.R.
Junior subordinated	
Local currency	BBB-

Rationale

The ratings on Hypothekenbank in Essen AG (EssenHyp) reflect the bank's stand-alone risk profile, its proven track record and stable performance in public finance, and its lean cost base as well as the majority ownership by Commerzbank AG (A-/Negative/A-2).

Essenhyp's stand-alone risk profile is characterized by its still strong focus on public sector financing, providing only limited franchise value and earnings quality. While asset quality is very strong and cost structures are very favorable, public sector financing in general does not provide generic margins. Thus,

Essenhyp is reliant on successful treasury management, associated with a relatively high level of market risk. EssenHyp's profitability until now has benefited from successful market-risk management, however.

To lower reliance on public sector financing, Essenhyp has resumed mortgage lending and plans to grow its residential and commercial real estate loan portfolio substantially, although related earnings contributions have not yet been material. Provisioning needs for the bank's domestic legacy mortgage loan portfolio have been manageable, but remained a drain on earnings until recently. Capitalization is regarded as only modest, in light of Essenhyp's strong focus on public sector financing where regulatory capital requirements do not reflect the true risks involved.

Standard & Poor's continues to consider EssenHyp a strategically important subsidiary for Commerzbank, and believes that EssenHyp would receive support from its majority owner in the unlikely event of it experiencing financial difficulties as long as Commerzbank maintains its majority stake in EssenHyp.

The 'AAA' ratings on EssenHyp's Öffentliche Pfandbriefe continue to reflect the quality of collateral and the cash flow adequacy of the bank's Pfandbriefe, coupled with protections afforded by German insolvency and banking laws. EssenHyp maintains a segregated, revolving pool of high-quality public sector loans, on which the Öffentliche Pfandbriefe have a preferential claim.

With total assets of €71 billion and total adjusted equity of €584 million at Dec. 31, 2002, EssenHyp ranks among the largest pure mortgage banks in Germany, and is one of the largest issuers of Öffentliche Pfandbriefe. EssenHyp is 51%-owned by Commerzbank.

Outlook

The stable outlook on EssenHyp reflects Standard & Poor's expectation that EssenHyp will maintain its current financial and risk profile. It is also based on the expectation that sound underwriting standards in the bank's international commercial real estate lending will not impair Essenhyp's strong asset quality, despite the advanced stage of most international real estate markets. Whether Essenhyp should be regarded as a core subsidiary of Commerzbank AG in the future, will depend on the further track record of the cooperation and integration with Commerzbank, as well as Essenhyp's longer-term strategic importance for Commerzbank.

For Standard & Poor's to consider a ratings upgrade, EssenHyp would have to improve its earnings diversification and improve capital strength. Although Standard & Poor's would not raise the counterparty credit ratings on EssenHyp above those on its majority owner, a one-notch downgrade of the ratings on Commerzbank would not necessarily trigger a downgrade of the ratings on EssenHyp.

Profile

EssenHyp, which was only founded in 1986, ranks among the largest private mortgage banks in Germany in terms of total assets, and has an outstandingly low cost-to-income ratio. Headquartered in Essen, the bank currently maintains four domestic lending offices, and has stepped up its representative offices to accompany the growth of its foreign wholesale real estate lending activities. Staff numbers remained at a low 128 in the first quarter of 2003.

Driven by high-volume public sector lending, EssenHyp's balance sheet has grown rapidly over the past few years, with public sector loans accounting for the lion's share of the bank's assets. Due to the less favorable interest rate environment and a changed strategy that increases the bank's focus on real estate, Standard & Poor's expects the current pace of growth to slow down.

As a private mortgage bank, EssenHyp's business is essentially restricted to making residential and commercial mortgage loans, and loans to public sector authorities within the limits of the German Mortgage Bank Act (the Act). As a mortgage bank, EssenHyp also enjoys the privilege of refinancing such loans with public sector Pfandbriefe (Öffentliche Pfandbriefe) or mortgage Pfandbriefe (Hypothekenpfandbriefe), which are secured by the underlying loan.

The last amendment of the Act (July 2002) has increased eligible assets for both Öffentliche Pfandbriefe and Hypothekenpfandbriefe, which will broaden the bank's business opportunities and facilitate cover pool

management, as derivatives will become pool-eligible. Furthermore, assets and liabilities must be matched on a net-present-value basis.

Ownership and Legal Status

EssenHyp operates as a joint-stock company (Aktiengesellschaft or AG), but its shares are not listed. Since September 1994, Commerzbank has held 51% of shares, with the remaining 49% held directly and indirectly by EssenHyp's founders, the Schuppli family, a private investor group.

Commerzbank has issued a letter of comfort for EssenHyp, and the latter's exposures are part of Commerzbank's global risk limits. In addition, EssenHyp is fully consolidated into Commerzbank's group accounts, and representatives of Commerzbank sit on the supervisory board of EssenHyp.

As a private mortgage bank, EssenHyp is subject to the provisions of the German Banking Act (Kreditwesengesetz, or KWG) and is regulated by the German Mortgage Bank Act (the Act). As a credit institution, the bank is subject to the provisions of the German Banking Act, and to the supervision of the German Federal Financial Supervisory Agency (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin). Under the German Mortgage Bank Act, mortgage banks are also subject to special, more extensive supervision by the BaFin.

Strategy

EssenHyp public sector strategy focuses on secondary-market-originated public sector lending to highly rated borrowers within the restrictions of the Act. For the past two years, the bank has also started to revive its real estate activities to achieve a more balanced revenue contribution, which is seen as positive by Standard & Poor's as it reduces the reliance on asset- and liability-management-driven contributions.

EssenHyp intends to duplicate its cost-efficient public-sector-lending business model for mortgage lending and targets growth in this segment in the range of €2 billion-€3 billion per year to achieve a portfolio of about €10 billion by 2005. One-half of the bank's mortgage lending is expected to be sourced from international commercial real estate lending--in general via participation in syndications or in cooperation with Commerzbank, which should help EssenHyp to keep origination and organization costs under control. Furthermore, as is typical for foreign markets, higher margins can be sourced and more stringent underwriting can be applied, with credit protection measures as standard features. Generic risk-adjusted margins will help the bank to achieve its profitability targets.

Standard & Poor's expects that the cooperation with its parent, Commerzbank, which increasingly uses the funding advantage of Essenhyp for qualifying first ranking mortgages, will also be beneficial for Essenhyp. The cooperation will help to originate residential mortgages at low costs. Moreover, as these are usually standardized, well diversified, and, due to their average size, allow the bank to build up a granular portfolio, and they should keep processing (outsourced) and credit risk costs at favorable levels. When prudently underwritten, particularly the residential mortgage loans, favorable risk costs should help the bank to also achieve acceptable profitability in this segment and lower Basel II risk weightings for this business are expected to be beneficial for the bank's regulatory capital ratios.

Despite the bank's reasonable strategy to improve its earnings quality, Standard & Poor's expects EssenHyp will be challenged to build up a well-diversified foreign mortgage loan book at a time when some of these real estate markets are already at advanced stages of the cycle. This challenge is exacerbated by still narrow margins, which do not always compensate for the risks involved--particularly in the current deteriorating economic environment.

Asset Quality

EssenHyp's asset quality remains strong, reflecting its public sector focus and as problems from its domestic property lending in the early nineties have remained at manageable levels and seem to be adequately covered.

Standard & Poor's expects that upcoming Basel II, the best practice requirements from the BaFin

(Mindestanforderungen an das Kreditgeschäft der Kreditinstitute or MAK), and integration into Commerzbank's credit processes should further strengthen Essenhyp's application of sound underwriting and to build up a diversified and relatively resilient real estate portfolio. Current uncertain economic prospects and the advanced cycles in the foreign real estate markets introduce an element of uncertainty to the asset quality in the bank's real estate portfolio, however.

The lion's share of the portfolio is geared toward public sector loans that are eligible for Pfandbrief refinancing (including bonds that in their majority are used as public sector credit surrogates), which remained at €54.6 billion or 77% of the balance sheet at year-end 2002, almost stable compared with the previous year. As only €50 billion of this amount is registered in the bank's collateral pool, the remainder of these high-quality and typically very liquid assets is available for secured funding (that is, repos) or divestments in case of liquidity needs.

Detailed analysis of EssenHyp's public sector pool reveals that the bank's portfolio is intentionally geared toward highly rated borrowers, with loans to the Federal Government of Germany, its federal states, and public sector banks, accounting for 87% (on average) of the public sector loan pool.

These public sector exposures are complemented by investments of own funds, for example in highly rated corporate bonds, which amounted to €4 billion, down from €5.1 billion in 2001. The bank adheres to the self-imposed restrictions of the German mortgage association, restricting investments to ratings between 'AAA' and 'A-'.

Following changes in the bank's strategy, commercial and residential mortgage loans, in particular, have started to increase, growing to €4.3 billion at Dec. 31, 2002, from only €1.8 billion at year-end 1999. The majority (58%) of the portfolio is still geared toward relatively low-risk residential mortgage loans, with the remainder in commercial real estate. Exposures within western Germany account for the majority of the portfolio and the fastest growing segment, foreign commercial real estate, currently only accounts for 12.9%. As Essenhyp generally only targets mortgage business that is eligible for Hypotheken Pfandbrief refinancing, the exposures with LTV ratios of less than 60% dominates, representing 87.7% of the portfolio at Dec. 31, 2002. Only about 47% of these loans, however, are as yet registered as cover for the bank's Hypothekenpfandbriefe, giving them further funding leeway and the ability to achieve a more favorable funding.

To increase the limited transparency of the bank's asset quality according to German GAAP accounting methods, EssenHyp voluntarily and regularly discloses a breakdown not only of its collateral pools, but also of its non-cover-eligible assets; these are available on the company's website.

Like its mortgage bank peers, EssenHyp has never experienced credit-provisioning needs for its public sector loans.

Credit provisions increased to 76 basis points (bps) of its mortgage loan portfolio in 2002. However, credit risk is currently not an area of concern for Standard & Poor's as this primarily relates to loans that were originated until 1997. Given the bank's revived focus on commercial mortgage lending, Standard & Poor's will closely monitor developments in this area, however.

Profitability

Essenhyp's profitability in the past few years was above that of its domestic peers given its business model, but considering its strong focus on public sector financing, it lacks quality and diversity. This also reflects the limitations of the Act, which curtails a mortgage bank's revenue diversification and that low-credit-risk public sector lending in general provides no generic margins. Profitability in this segment is therefore dependent on controlled mismatching, which is susceptible to interest rate changes. Essenhyp has a proven track record in this area, however. Contributions from its real estate activities are not yet at levels that can fully balance contributions from public sector business. Impairments and volatility arising from real estate credit risks are still negligible as the pool of residential mortgages has proven its resilience in the current economic deterioration and its revived focus on commercial mortgage lending has not yet resulted in new provisions from this segment. EssenHyp's business model and strong track record in containing its lean cost base contribute favorably to Essenhyp's profitability.

Standard & Poor's sees Essenhyp challenged to maintain current profitability levels in the medium term because mismatching results will play a decreasing role in coming years and the volatility of earnings is

expected to increase with the building up of its mortgage pool and expected more cyclical provisions. Despite these challenges, Essenhyp's profitability has as yet remained resilient, however. The bank has, to date, successfully adapted to the changing environment and the implementation of its business model for mortgage lending is gaining momentum.

Since the implementation of the new real estate strategy in 2000, volume growth in its public sector business has slowed, prompting Essenhyp's interest margins (net interest income to average assets) to decline to 28 bps at year-end 2002 from 29 bps in 2001, but from 38 bps in 1998. In contrast, higher margins in its real estate lending have not yet gained such a momentum to help margins rebound, however. This is also supported when viewed on a risk-weighted basis as margins were down at 2.39% in 2002 from 4.4% in 1998. The changing relative portion of public sector to real estate business, and the fact that almost no risk weightings are assigned to the public sector business, however, aggravate comparisons.

EssenHyp's cost-to-income ratio of 16.5% at year-end 2002 is outstandingly low, is one of the bank's key strengths, and is crucial to making the bank's business model work because margins remain low. The moderate increase in operating expenses compared with the previous year demonstrates the bank's commitment to continue its strict cost containment. Despite some uncontrollable cost drivers due to the implementation of upcoming Basel II and pressure to adequately resource its real estate activities, Standard & Poor's expects EssenHyp's cost-to-income ratio to remain favorable compared with national and international peers.

New LLPs in 2002 increased only modestly to 75.7 bps (new LLPs divided by customer loans excluding public sector), absorbing 15.7% of revenues, and reflect a review of the portfolio in connection with the entry of a new board member responsible for the real estate business and is not yet regarded as a result of deteriorating asset quality in the mortgage loan portfolio. Although the current peak is considered as a onetime and the absolute size of LLPs is still regarded as manageable by Standard & Poor's, the development of asset quality and resulting provisioning levels will be closely monitored.

Net income as a percentage of average risk assets continued to decrease due to the higher risk weightings to 93 bps compared with a five-year average of 129 bps--with the latter being distorted by the growth of risk-weighted assets of 235%. Based on total assets the decrease is less severe, as net income-to-average assets only decreased to 10.8 bps in 2002 from 13.1 bps in 1998, reflecting in particular lower contributions from mismatching. In 2002, the bank increased its ROE (net income after tax-to-average adjusted common equity {ACE}) to 13.4% from 12.5% in 2001.

Asset-Liability Management

As is typical for a German mortgage bank, Essenhyp is exclusively wholesale funded and its business model is dependent on its ability to raise funds at low costs. Although its dominant funding source, Pfandbriefe, are perceived as less credit sensitive, in the past year, funding costs have become more volatile and susceptible to market perception compared with banks that enjoy strong retail funding. To mitigate concerns, and also because Essenhyp has a higher-than-average risk profile in interest rate risk taking, its efforts to become more transparent are viewed as beneficial to counterbalance negative perceptions. Essenhyp's liquidity management is facilitated by the high quality of the bank's securities that are not registered in the collateral pool, as these can either be easily realized or used for collateralized funding. This also makes EssenHyp somewhat independent from Commerzbank funding, although the parent is also available as a lender. Interest rate risk is EssenHyp's main market risk, which Standard & Poor's believes is adequately monitored. Credit-risk management has improved in line with the bank's revived real estate focus and should also benefit from Basel II preparations.

At year-end 2002, Pfandbrief issuances dominated, with 74% the bank's funding, complemented by 6% of unsecured issues (including CP drawdowns), and interbank lending of 17%.

The issuance of Pfandbriefe is a privilege for mortgage banks that is shared only with the German Landesbanks and a few other public sector banks. Their secured nature makes Pfandbriefe a very cost-efficient funding instrument, as they grant their holders a preferential claim over all other creditors in the case of the bank's insolvency.

As a German mortgage bank, Essenhyp has to comply with the liquidity guidelines, in accordance with Principle 2 of the BaFin guidelines and the German Banking Act. With the introduction of the guidelines and the focus on the remaining maturity of assets and liabilities to ensure solvency in the short term, German

regulations on the liquidity of banks are more in line with international standards. The effect on mortgage banks is mitigated by the low weightings attached to maturing mortgage (20%) and public-sector (10%) loans, however.

German mortgage banks are required to closely monitor, limit, and report interest rate risks in the banking book. Regulators assess the risk appetite and risk-taking capacities of banks based on the effect that an overnight 100-bps parallel-yield-curve shift would have on the liable regulatory capital of banks. Standard & Poor's considers that this regulation has a positive effect on the self-discipline of banks regarding risk taking, and ultimately on the risk profile of banks.

In light of the introduction of these rules and the challenging interest rate environment, Essenhyp has reduced its market risk, and this limitation will continue to have a moderating effect on future earnings contributions from the bank's public sector lending business. Although EssenHyp has been at the level of those mortgage banks that show the highest utilization ratio, it is also one of the few banks that regularly disclose its average monthly utilization. With the increase of capital tied up in the bank's real estate lending, Standard & Poor's more closely follows the bank's development in this area as the envisaged decrease of risk taking in line with the increase in real estate risk has not yet materialized. Compared with previous years, the bank's interest rate risk appetite has not changed much, therefore Standard & Poor's regards it as positive that the bank has at least introduced further limits to prohibit negative effects on recurring earnings.

Sophisticated asset-liability management and appropriate risk-management tools are important for Essenhyp, as positive margins when lending to highly rated public sector borrowers can often only be achieved by taking interest rate risks. In addition to the more "traditional" risk-management tools, such as gap analysis, Essenhyp also uses a daily value-at-risk (VaR) model to measure the market risk of its entire balance sheet. EssenHyp's VaR is based on a 97.5% confidence level and a one-day holding period. In accordance with best practices, EssenHyp regularly runs simulations such as worst-case and stress scenarios to assess its interest rate exposure and to evaluate risk with respect to abnormal market conditions. Furthermore, to validate its model, backtesting of results is performed regularly. In addition, EssenHyp's market risk is also monitored at Commerzbank group level.

In line with its increasing focus on mortgage lending, EssenHyp has also improved its credit-risk management. Due to the limited number of staff, the bank has a strong focus on operational risk and is continuing to improve the training of its employees. A system of checks, balances, self-assessments of its departments, and the usual databases further help the bank in addressing these issues in a Basel II-compliant manner.

Standard & Poor's regards the bank's risk management as appropriate in light of its risk profile.

Capital

Although the bank has never experienced credit losses or write-downs other than interest-driven market-value declines on its public sector exposures, Standard & Poor's regards the bank's capitalization as only modest because it is susceptible to interest rate movements as well as being increasingly vulnerable again to the perceived cyclicality in its mortgage lending portfolio, which is regarded as prudently managed, however.

In contrast to 2002, when the bank fully distributed its 2001 earnings, its owners have again agreed to an earnings retention of parts of its 2002 results; this helps the bank to accompany its growth with capital. EssenHyp therefore was able to replenish its Tier 1 capital ratio to 6.5% at April 30, 2003, after it had halved to 6.0% at year-end 2002, from 11.8% in 1999. The bank's ACE-to-risk assets amounted to 6.0% at year-end 2002. For banks with a risk profile similar to Essenhyp, such capitalization is deemed as only modest because only regulatory credit risk is reflected in the regulatory ratio, but not the market risk of its banking book and risks other than credit. With a further step up of its real estate lending, Essenhyp will be challenged to manage its risk weighted assets so that it does not fall below the Tier 1 ratio of about 6%, a level that the bank is committed to maintain.

In Standard & Poor's view, a continuation of earnings retentions or additional rights issues will be crucial for EssenHyp to adequately accompany further asset growth with capital. Standard & Poor's views the latter as very unlikely, therefore maintaining or further improving its profitability will be key to achieve sufficient retention levels.

The high quality of EssenHyp's securities portfolio and its fungibility contribute favorably to the bank's financial flexibility, which is enhanced further by EssenHyp being a member of the Commerzbank group.

Balance Sheet Statistics										
	--Year ended Dec. 31--					Breakdown as a % of assets (adj.)				
(Mil. €)	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
ASSETS										
Cash and money market instruments	971.14	457.18	438.39	487.97	26.53	1.37	0.66	0.75	0.87	0.06
Securities	26,022.96	25,802.17	16,771.06	11,144.15	6,257.02	36.66	37.10	28.54	19.93	13.72
Nontrading securities	26,022.96	25,802.17	16,771.06	11,144.15	6,257.02	36.66	37.10	28.54	19.93	13.72
Loans to banks (net)	3,149.81	2,431.65	2,065.07	1,541.13	851.81	4.44	3.50	3.51	2.76	1.87
Customer loans (gross)	40,171.02	39,895.78	38,734.68	42,026.43	38,068.22	56.60	57.36	65.91	75.17	83.49
Public sector/government	35,869.59	36,879.64	36,432.67	40,155.90	36,228.21	50.54	53.02	61.99	71.83	79.45
Total real estate loans	4,289.89	3,002.57	2,271.21	1,840.52	1,827.25	6.04	4.32	3.86	3.29	4.01
All other loans	11.54	13.57	30.80	30.01	12.76	0.02	0.02	0.05	0.05	0.03
Customer loans (net)	40,171.02	39,895.78	38,734.68	42,026.43	38,068.22	56.60	57.36	65.91	75.17	83.49
Earning assets	70,217.29	68,387.08	57,890.14	54,731.88	45,200.02	98.93	98.32	98.50	97.90	99.13
Equity interests/participations (nonfinancial)	1.66	1.64	16.96	16.83	6.61	0.00	0.00	0.03	0.03	0.01
Fixed assets	26.03	28.38	34.37	35.67	40.64	0.04	0.04	0.06	0.06	0.09
Accrued receivables	583.19	704.87	548.21	557.02	264.21	0.82	1.01	0.93	1.00	0.58
All other assets	52.81	231.46	162.24	96.07	81.51	0.07	0.33	0.28	0.17	0.18
Total reported assets	70,978.61	69,553.13	58,771.13	55,905.29	45,596.57	100.00	100.00	100.00	100.00	100.00
Adjusted assets	70,978.61	69,553.13	58,771.13	55,905.29	45,596.57	100.00	100.00	100.00	100.00	100.00
						Breakdown as a % of liabilities + equity				
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
LIABILITIES										
Total deposits	13,096.35	6,440.30	5,290.59	2,323.02	1,357.69	18.45	9.26	9.00	4.16	2.98
Noncore deposits	11,998.04	6,076.93	5,166.67	2,206.76	1,241.99	16.90	8.74	8.79	3.95	2.72
Core/customer deposits	1,098.31	363.37	123.92	116.26	115.70	1.55	0.52	0.21	0.21	0.25
Mortgage pfandbriefe	1,884.02	1,305.49	1,272.06	1,077.63	1,086.96	2.65	1.88	2.16	1.93	2.38
Public sector or total pfandbriefe	50,737.78	54,519.15	47,015.04	48,379.33	38,683.75	71.48	78.38	80.00	86.54	84.84
Other borrowings	4,339.45	6,318.70	4,378.45	3,445.17	3,890.39	6.11	9.08	7.45	6.16	8.53
Other liabilities	337.14	415.63	260.95	192.67	174.90	0.47	0.60	0.44	0.34	0.38
Total liabilities	70,394.75	68,999.26	58,217.09	55,417.82	45,193.69	99.18	99.20	99.06	99.13	99.12
Total shareholders' equity	583.87	553.87	554.04	487.48	402.88	0.82	0.80	0.94	0.87	0.88
Common shareholders' equity (reported)	583.87	553.87	554.04	487.48	402.88	0.82	0.80	0.94	0.87	0.88
Share capital and surplus	201.30	201.30	175.72	175.48	166.17	0.28	0.29	0.30	0.31	0.36
Reserves (incl. inflation revaluations)	352.57	352.57	250.24	278.60	211.17	0.50	0.51	0.43	0.50	0.46
Retained profits	30.00	0.00	128.08	33.40	25.54	0.04	0.00	0.22	0.06	0.06
Total liabilities and equity	70,978.61	69,553.13	58,771.12	55,905.30	45,596.57	100.00	100.00	100.00	100.00	100.00
Tangible total equity	583.87	553.87	554.04	487.48	402.88					
Tangible common equity	583.87	553.87	554.04	487.48	402.88					
Adjusted common equity	583.87	553.87	554.04	487.48	402.88					
Adjusted total equity	583.87	553.87	554.04	487.48	402.88					

Profit and Loss Statement Statistics										
	–Year ended Dec. 31–					*Adj. avg. assets (%)*				
(Mil. €)	*2002*	*2001*	*2000*	*1999*	*1998*	*2002*	*2001*	*2000*	*1999*	*1998*
PROFITABILITY										
Interest income	3,200.53	3,174.88	2838.09	5,487.94	4,040.39	4.55	4.95	4.95	10.81	9.97
Interest expense	3,003.84	2,992.39	2671.48	5,315.76	3,887.71	4.27	4.66	4.66	10.47	9.59
Net interest income	196.68	182.49	166.61	172.18	152.68	0.28	0.28	0.29	0.34	0.38
Operating noninterest income	14.30	0.72	1.63	3.09	2.97	0.02	0.00	0.00	0.01	0.01
Fees and commissions	(9.22)	(11.79)	(6.42)	(3.61)	(2.75)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Equity in earnings of unconsolidated subsidiaries	0.05	5.05	0.76	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Trading gains	0.00	(0.06)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other noninterest income	23.47	7.52	7.29	6.70	5.72	0.03	0.01	0.01	0.01	0.01
Operating revenues	210.98	183.21	168.24	175.27	155.65	0.30	0.29	0.29	0.35	0.38
Noninterest expenses	34.90	32.07	24.96	23.47	18.38	0.05	0.05	0.04	0.05	0.05
Personnel expenses	10.76	10.59	9.75	9.29	7.96	0.02	0.02	0.02	0.02	0.02
Other general and administrative expense	21.14	18.03	11.68	10.84	8.76	0.03	0.03	0.02	0.02	0.02
Depreciation and amortization-other	3.01	3.44	3.54	3.34	1.66	0.00	0.01	0.01	0.01	0.00
Net operating income before loss provisions	176.08	151.14	143.27	151.80	137.27	0.25	0.24	0.25	0.30	0.34
Credit-loss provisions (net new)	33.10	16.60	15.33	9.99	12.74	0.05	0.03	0.03	0.02	0.03
Nonrecurring/special income¶	0.00	4.88	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Pretax profit	112.38	108.06	98.23	120.08	104.80	0.16	0.17	0.17	0.24	0.26
Tax expense/credit	36.13	35.80	31.82	55.23	52.63	0.05	0.06	0.06	0.11	0.13
Net income before minority interest	76.25	72.26	66.41	64.85	52.17	0.11	0.11	0.12	0.13	0.13
Net income before extraordinaries	76.23	72.27	66.72	64.83	52.99	0.11	0.11	0.12	0.13	0.13
Net income after extraordinaries	76.23	72.27	66.72	64.83	52.99	0.11	0.11	0.12	0.13	0.13
Core earnings	76.23	69.01	66.72	64.83	52.99	0.11	0.11	0.12	0.13	0.13
	2002	*2001*	*2000*	*1999*	*1998*					
ASSET QUALITY										
Average balance sheet										
Average customer loans	40,033.40	39,315.23	40,380.55	40,047.32	34,773.87					
Average earning assets	69,302.19	63,138.61	56,311.01	49,965.95	40,172.94					
Average assets	70,265.87	64,162.13	57,338.21	50,750.93	40,533.79					
Average total deposits	9,768.33	5,865.45	3,806.81	1,840.36	1,264.11					
Average interest-bearing liabilities	69,320.62	63,269.89	56,590.64	50,121.97	40,006.71					
Average common equity	568.87	553.95	520.76	445.18	364.54					
Average adjusted assets	70,265.87	64,162.13	57,338.21	50,750.93	40,533.79					
OTHER DATA										
Number of employees (end of period, actual)	132.00	133.00	137.00	131.00	118.00					
Number of branches	4	4	1	1	1					
Off-balance-sheet credit equivalents	533.39	824.70	823.08	1241.05	998.28					

¶2001: Proceeds from the sale of Erste Europaische and Bankhaus Bauer.

Ratio Analysis					
	--Year ended Dec. 31--				
	2002	2001	2000	1999	1998
ANNUAL GROWTH (%)					
Customer loans (gross)	0.69	3.00	(7.83)	10.40	20.93
Adjusted assets	2.05	18.35	5.13	22.61	28.55
Customer deposits	202.26	193.23	6.59	0.48	4.68
Tangible common equity	5.42	(0.03)	13.65	21.00	23.51
Total equity	5.42	(0.03)	13.65	21.00	23.51
Operating revenues	15.16	8.90	(4.01)	12.61	20.93
Noninterest expense	8.85	28.45	6.36	27.69	(6.03)
Net operating income before provisions	16.50	5.49	(5.62)	10.59	25.76
Loan-loss provisions	99.40	8.28	53.45	(21.59)	N.M.
Pretax profit	3.99	10.01	(18.19)	14.58	38.24
Net income	5.52	8.81	2.41	24.31	35.05
	2002	2001	2000	1999	1998
PROFITABILITY (%)					
Interest Margin Analysis					
Net interest income (taxable equiv.)/avg. earning assets	0.28	0.29	0.30	0.34	0.38
Net interest spread	0.28	0.30	0.32	0.38	0.34
Interest income (taxable equiv.)/avg. earning assets	4.62	5.03	5.04	10.98	10.06
Interest income on loans/avg. total loans	4.30	4.61	4.86	11.97	10.41
Interest expense/avg. interest-bearing liabilities	4.33	4.73	4.72	10.61	9.72
Revenue Analysis					
Net interest income/revenues	93.22	99.61	99.03	98.24	98.09
Fee income/revenues	(4.37)	(6.43)	(3.82)	(2.06)	(1.77)
Market-sensitive income/revenues	0.00	(0.03)	0.00	0.00	0.00
Noninterest income/revenues	6.78	0.39	0.97	1.76	1.91
Personnel expense/revenues	5.10	5.78	5.79	5.30	5.11
Noninterest expense/revenues	16.54	17.50	14.84	13.39	11.81
Noninterest expense/revenues less investment gains	16.54	17.50	14.84	13.39	11.81
Expense less amortization of intangibles/revenues	16.54	17.50	14.84	13.39	11.81
Expense less all amortizations/revenues	15.12	15.62	12.74	11.49	10.74
Net operating income before provision/revenues	83.46	82.50	85.16	86.61	88.19
New loan-loss provisions/revenues	15.69	9.06	9.11	5.70	8.19
Net nonrecurring/abnormal income/revenues	0.00	2.66	0.00	0.00	0.00
Pretax profit/revenues	53.26	58.98	58.39	68.51	67.33
Net income/revenues	36.14	39.44	39.47	37.00	33.52
Tax/pretax profit	32.15	33.13	32.39	45.99	50.22

Ratio Analysis (CONT'D)					
	2002	*2001*	*2000*	*1999*	*1998*
OTHER RETURNS					
Pretax profit/avg. risk assets (%)	1.37	1.71	2.13	3.09	2.77
Net income/avg. risk assets (%)	0.93	1.15	1.44	1.67	1.38
Revenues/avg. risk assets (%)	2.56	2.91	3.64	4.50	4.11
Net operating income before loss provisions/avg. risk assets (%)	2.14	2.40	3.10	3.90	3.62
Net income before minority interest/avg. adjusted assets	0.11	0.11	0.12	0.13	0.13
Net income/avg. assets + securitized assets	0.11	0.11	0.12	0.13	0.13
Net income/employee (€)	577,640.91	543,318.80	495,597.76	520,883.53	449,741.38
Personnel expense/employee (€)	81,492.42	79,642.86	72,728.36	74,618.47	68,620.69
Cash earnings/avg. tang. common equity (ROE) (%)	13.93	13.67	13.43	15.32	14.77
Core earnings/avg. tang. common equity (ROE) (%)	13.40	12.46	12.81	14.56	14.54
	2002	*2001*	*2000*	*1999*	*1998*
FUNDING AND LIQUIDITY (%)					
Customer deposits/funding base	1.57	0.53	0.21	0.21	0.26
Total loans/customer deposits	3,944.31	11,648.52	32,923.92	37,474.25	33,638.75
Total loans/customer deposits + long-term funds	74.64	68.53	76.48	81.43	88.09
Customer loans (net)/assets (adj.)	56.60	57.36	65.91	75.17	83.49
	2002	*2001*	*2000*	*1999*	*1998*
CAPITALIZATION (%)					
Adjusted common equity/adjusted assets	0.82	0.80	0.94	0.87	0.88
Adjusted common equity/adjusted assets + securitization	0.82	0.80	0.94	0.87	0.88
Adjusted common equity/risk assets	6.32	7.67	10.28	12.68	10.23
Adjusted common equity/customer loans (net)	1.45	1.39	1.43	1.16	1.06
Internal capital generation/prior year's equity	5.42	(0.00)	0.00	8.25	7.84
Tier 1 capital ratio	6.00	7.70	9.00	11.80	9.58
Regulatory total capital ratio	12.00	15.30	17.90	23.60	19.10
Adjusted total equity/adjusted assets	0.82	0.80	0.94	0.87	0.88
Adjusted total equity/adjusted assets + securitizations	0.82	0.80	0.94	0.87	0.88
Adjusted total equity/risk assets	6.32	7.67	10.28	12.68	10.23
Adjusted total equity plus LLR (specific)/customer loans (gross)	1.45	1.39	1.43	1.16	1.06
Common dividend payout ratio	60.60	100.00	100.00	48.74	51.71
	2002	*2001*	*2000*	*1999*	*1998*
ASSET QUALITY (%)					
New loan-loss provisions/avg. customer loans (net)	0.08	0.04	0.04	0.02	0.04
N.M.--Not meaningful.					

Analyst E-mail Addresses

karlo_fuchs@standardandpoors.com
stefan_best@standardandpoors.com
FIG_Europe@standardandpoors.com

This report was reproduced from Standard & Poor's RatingsDirect, the premier source of real-time, Web-based credit ratings and research from an organization that has been a leader in objective credit analysis for more than 140 years. To preview this dynamic on-line product, visit our RatingsDirect Web site at www.standardandpoors.com/ratingsdirect.

Standard & Poor's.

The McGraw-Hill Companies

Investor relations

Financial Calendar 2003/2004

Key Dates 2003	
Mid-November 2003	Interim Report as of September 30, 2003

Key Dates 2004	
March 18, 2004	Annual General Meeting and (Supervisory Board) Meeting on the 2003 Annual Accounts
March 19, 2004	Press Conference on the 2003 Annual Accounts and publication of the German version of our 2003 Annual Report
May 2004	Publication of the English version of our 2003 Annual Report
Mid-August 2004	Interim Report as of June 30, 2004
Mid-November 2004	Interim Report as of September 30, 2004

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2003

- ▷ World: A global economic upturn is underway! July/August 2003
- ▷ Germany: Glimmer of hope for an economic revival! May/June 2003
- ▷ Germany/Europe: Build up anti-cyclical stock positions March/April 2003
- ▷ USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

- ▷ USA: The last ray of hope for the world economy November/December, 2002
- ▷ Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- ▷ USA: The U.S. consumers are well alive and kicking! July/August, 2002
- ▷ World:Real interest rates and funding conditions May/June 2002
- ▷ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- ▷ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- ▷ World: Will the New Economy Continue? November/December 2001
- ▷ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- ▷ Germany: Searching for the trough of the business cycle July/August 2001
- ▷ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- ▷ Japan: A brief review of the recent BOJ monetary policy March/April 2001
- ▷ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- ▷ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- ▷ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- ▷ USA: A flexible labor market is the key issue for a bull market. July/August 2000
- ▷ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- ▷ USA: Overvalued US stock market - so what? March/April 2000
- ▷ Germany: The return of inflation? January/February 2000

Articles in 1999

- ▷ World: The role of asset prices in US Fed and ESCB monetary policy December 99
- ▷ World: Some Thoughts on the 'liquidity' argument November 1999
- ▷ USA: Inflation-led interest rate fears - and rightly so? October 1999
- ▷ USA: Don't stay long in bonds September 1999
- ▷ Euro area: A review of the first six months of the euro currency August 1999
- ▷ USA: Do we get a bear market like in 1994 ? July 1999
- ▷ USA: Real Wages versus Unemployment Rate June 1999
- ▷ Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- ▷ Euro Area: Implied inflation expectations April 1999
- ▷ Euro Area: Real 3-month interest rates March 1999
- ▷ USA: Personal savings rate February 1999



Investor Relations

Current Financial and Economic Topics

World- A global economic upturn is underway!
July/August 2003

A few weeks ago hardly anybody would have dared to bet on an economic revival in Japan or Germany. The widely held belief was that the Japanese economy would continue to be caught between stagnation, an ailing banking system and deflation. And that Germany was set to follow the gloomy Japanese experience. Thus, it seemed as if the world economy seemed once more depended on its growth engine, the United States. Therefore, it was no wonder that discussions among market participants focused on the U.S. growth outlook. Two groups were at odds with each other: The optimistic group, including ourselves, argued that – against the background of a favorable productivity trend – the extremely expansionary stance of fiscal and monetary policy, in conjunction with a weakening US-$, will succeed in generating a vigorous recovery. In this context we forecasted annualized GDP growth rates of at least 4% for the second half of 2003 and beyond. The pessimistic group, in contrast, projected that the various stimulation measures will only have a meager impact on the economy due to the supposedly overstretched U.S. consumers and corporations. According to the doomsayers' argumentation, extra revenues will be mainly used to repair balance sheets in the household and corporate sector. But turning to U.S. economic indicators, it is getting increasingly obvious that there is no more need to discuss the pros and cons for an economic upturn: the U.S. recovery is at hand. Several forward-looking indicators point to an economic rebound in the second half of this year. Given the latest positive reading of the Philadelphia Fed's Business Outlook Survey, it is very likely that the widely watched ISM purchasing managers' index for the manufacturing sector will jump above the threshold of 50, which, according to ISM's own definition, indicates an expanding manufacturing sector. Whereas the latest recession was the shortest and mildest in U.S. history when looking at the economy as a whole, the manufacturing sector was badly beaten, with the utilization rate falling to the lowest level since the 1981-1982 recession. But given that the current inventory-sales ratio in the manufacturing sector is close to its historic low, the imminent resurgence of demand will immediately trigger a rebound of industrial production.


United States
65
60
55
50
45
40
35
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Manufacturing
Non-Manufacturing

In Japan, the economy is also bouncing back. To a large extent, it remained unnoticed that the year-on-year growth rate of +2.6 % recorded in the first quarter of this year was the strongest among the G4 currency areas. A 2.5% monthly rise in industrial production in

May suggests an ongoing upturn in the second quarter of this year. Given that corporate profits, machinery orders and investment plans and even the inflation rate are all heading northwards, prospects for the second half of the year are emboldening. What's more: on June 11th, 2003 the Bank of Japan decided on the outline of the scheme for outright purchases of asset-backed securities (ABS). The aim is to promote smooth financing of small and medium-sized companies. This unorthodox measure – the Japanese central bank is directly taking over credit risks – became necessary as Japanese commercial banks were no longer in a position to act as financial intermediaries. But maybe the Japanese banking system itself is already in a better condition than generally thought. Last year the Japanese government launched several initiatives to address the problem of non-performing loans. Hence, Hajime Kitano, chief equity strategist at Mitsubishi Securities, expects that Japanese commercial banks will, after a 10-year run of losses, finally make profits in this fiscal year. In Germany the economic sentiment seems to have turned upwards as citizens regained confidence in the federal government's economic policy. Shortly after the surprising reelection of the Social Democratic-led federal government, the Germans had to suffer from a stream of often contradictory tax hike proposals. But in recent weeks the federal government prefaced a sea change. The government now rightly combines the implementation of structural reforms with an anti-cyclical fiscal policy:

- the German Chancellor pushed through his proposals to deregulate the sticky German labor market (Agenda 2010) at an emergency party conference of Social Democrats in June.

- despite intensive labor union lobbying the federal government stuck to its decision to introduce longer shopping hours on Saturdays.

- on top of these structural reforms the federal government intends to more than double the € 7 billion income tax cut already on the cards for 2004 by bringing the additional € 15 billion tax cut presently scheduled for 2005 forward to 2004.

In addition to this fiscal stimulus in Germany, the ECB recently joined the low-interest rate policy of the Federal Reserve and the Bank of Japan. On June 5th, 2003 the ECB reduced its key interest rate by 50 basis points to a historic low of 2%. These expansionary measures together should succeed in fizzing up economic growth in Germany and thus also in the euro area. Our view is more and more shared by others in the market. According to the ZEW survey among financial experts, growth expectations for the euro area brightened up markedly in July.


G 3
3-Month Money Market Rates
(monthly averages)
%
Nominal
Real

- These expectations of a global economic recovery have encouraged investors to sell off government bonds. For example, the yield of 10-year U.S. Treasury notes stood at 4.12% on July 22nd, 2003 and thus 102 basis points above the low of 3.10% in mid-June. In view of this worldwide bounce of bond yields, comments from many market participants are as follows: "the market is oversold" or "the correction is overdone". But we can remember similar remarks from German bond dealers in spring 1999. At that time, yields of 10-year Bunds rose from a low of 3.64% at the end of January to 4.02% at the beginning of April. However, nine months later Bund yields stood above 5.5%. Turning back to the present, the still low level of inflation- indexed bond yields (real yields) suggests that capital market participants have just started to discount the imminent global recovery.


United States, Euro area and France
Inflation-Indexed Long-Term Government Bond Yields
(daily data)
%
United States (01/15/11)
Euro area (07/25/12)
France (07/25/09)

- In particular, the current U.S. real bond yield of around 2% seems to be far too low against the background of a potential real GDP growth rate of around 3.5%.
The past bull market for bonds lasted more than three years. So better don't expect that the present bear market will come to an end in a few weeks' time. The worst is still ahead of us.

If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV


Crystal
Clear

All figures are updated periodically (see Overview of updates).

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	07.2003
by borrowers and regions	monthly	07.2003
by countries	monthly	07.2003
by risk weighting	monthly	07.2003
derivatives serving as cover	monthly	07.2003
Cover pool at market value		
Development/ Stress scenario	monthly	07.2003
Surplus cover	monthly	07.2003
Breakdown of new lending commitments		
by rating	monthly	07.2003
by borrowers and regions	monthly	07.2003
by countries	monthly	07.2003
by risk weighting	monthly	07.2003
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	07.2003
by borrowers and regions	monthly	07.2003
by countries	monthly	07.2003
by risk weighting	monthly	07.2003
Breakdown of new lending commitments		
by rating	monthly	07.2003
by borrowers and regions	monthly	07.2003
by countries	monthly	07.2003
by risk weighting	monthly	07.2003
Investment of available funds	monthly	07.2003
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2003
foreign loans by type of property, country and LTV	quarterly	06.2003
derivatives serving as cover	monthly	07.2003
Cover pool at market value		
Development/ Stress scenario	monthly	07.2003
Surplus cover	monthly	07.2003

Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	07.2003
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	06.2003
foreign loans by type of property, country and LTV	quarterly	06.2003
Derivatives		
Counterparty ratings	monthly	07.2003
Yield curve distribution	monthly	07.2003
Risk Management		
Value-at-risk	monthly	07.2003
Worst-case scenario	monthly	07.2003
Interest rate risk	monthly	07.2003
Grundsatz I	monthly	07.2003
Grundsatz II	monthly	07.2003

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		31.07.2003
Should the rating agencies come to different rating results, the worst rating is taken into account.		
by rating	in Euro m	in %
AAA / Aaa / AAA	17,449	35.68
AA+ / Aa1 / AA+	1,724	3.53
AA / Aa2 / AA	11,555	23.63
AA- / Aa3 / AA-	7,916	16.19
A+/A1/A+	508	1.04
A / A2/ A	898	1.84
A- / A3 / A-	521	1.07
BBB+ / Baa1 / BBB+	212	0.43
BBB / Baa2 / BBB	32	0.07
Without rating *	8,083	16.52
Total	**48,898**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,014	6.16
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,407	9.01
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	662	1.35
Total	**8,083**	**16.52**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 48,898m

Information as permitted
by banking confidentiality.

31.07.2003

Please click on the different parts of the pie chart for further information.


31.24%
Public-sector banks, Private banks and saving banks
Foreign Loans
11.51%
9.01%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
48.24%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,590	48.24
Public-sector banks and saving banks	15,273	31.24
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,407	9.01
Foreign Loans	5,628	11.51
Total	**48,898**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 48,898 m

Information as permitted
by banking confidentiality. **31.07.2003**

Public-sector banks and savings banks	in Euro m
Public-sector banks	11,833

Savings banks in	in Euro m
Baden-Wuerttemberg	683
Bavaria	89
Bremen	10
Hamburg	20
Hesse	81
Lower Saxony	401
North Rhine-Westphalia	1,811
Rhineland-Palatinate	1
Saarland	35
Schleswig-Holstein	264
Mortgage loans guaranteed by the public-sector	45
Total	**15,273**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 48,898 m

Information as permitted by banking confidentiality.	**31.07.2003**
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	247
Bavaria	383
Berlin	8
Brandenburg	9
Bremen	133
Hamburg	305
Hesse	219
Lower Saxony	595
Mecklenburg-Western Pomerania	36
North Rhine-Westphalia	1,749
Rhineland-Palatinate	180
Saarland	113
Saxony	2
Saxony-Anhalt	2
Schleswig-Holstein	418
Thuringia	8
Total	**4,407**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 48,898 m

Information as permitted by banking confidentiality.	**31.07.2003**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,428
Federal Government's Special Fund	1,335
Laender (individual German Federal States)	18,827
Total	**23,590**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 48,898 m

Information as permitted by banking confidentiality.	**31.07.2003**
Loans within EU	in Euro m
Public-sector banks in EU member states	755
EU member states	1,331
EU regional governments	1,055
EU member states, cities and municipalities	108
Loans guaranteed by EU member states	919
EU institutions	127
	4,295
Other Foreign Loans	in Euro m
Public-sector banks	318
States	532
Regional governments	435
Loans guaranteed by foreign states	48
	1,333
Total	5,628

Public-sector loans

Breakdown of cover pool by countries

		31.07.2003
by countries	in Euro m	in %
Austria	908	1.86
Belgium	325	0.67
EU Institutions	127	0.26
Finland	51	0.10
France	511	1.05
Germany	43,269	88.49
Great Britain	26	0.05
Greece	50	0.10
Italy	1,130	2.31
Portugal	15	0.03
Spain	816	1.67
Sweden	112	0.23
The Netherlands	114	0.23
The United States*	73	0.15
Other	1,371	2.80
Total	**48,898**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

		31.07.2003
Risk weighting	in Euro m	in %
0%	31,090	63.58
10%	6,505	13.30
20%	11,303	23.12
100%	0	0.00
Total	**48,898**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86
31/12/2002	111.52	-8.94
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
31.07.2003	52,267.19	49,291.09	55,243.28	49,630.44	48,358.18	50,902.70	932.91	2,636.75	4,340.58
30.06.2003	52,312.55	49,397.38	55,227.72	49,346.56	48,239.43	50,453.69	1,157.95	2,965.99	4,774.03
31.05.2003	53,515.39	50,480.00	56,550.78	50,325.66	49,052.81	51,598.50	1,427.19	3,189.73	4,952.28
30.04.2003	52,419.59	49,374.62	55,464.56	49,989.44	48,860.91	51,117.97	513.71	2,430.15	4,346,59
31.03.2003	53,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67	5,038.76
28.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
31.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.07.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,590	32.17
AA+ / Aa1 / AA+	387	4.81
AA / Aa2 / AA	2,202	27.35
AA- / Aa3 / AA-	1,288	16.00
A+/A1/A+	256	3.18
A / A2/ A	488	6.06
A- / A3 / A-	0	0.00
Without rating *	839	10.43
Total	**8,050**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	635	7.89
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	159	1.98
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	45	0.56
Total	**839**	**10.43**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. **31.07.2003**

Please click on the different parts of the pie chart for further information.


43.10%
Public-sector banks, Private banks and saving banks
Foreign Loans
19.35%
1,98%
35.57%
Federal Government's Special Fund
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	2,863	35.57
Public-sector banks and saving banks	3,470	43.10
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	159	1.98
Foreign Loans	1,558	19.35
Total	**8,050**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.07.2003**

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	2,705

Savings banks in	in Euro m
Baden-Wuerttemberg	342
Bavaria	5
Hesse	0
Lower Saxony	55
North Rhine-Westphalia	303
Schleswig-Holstein	60
Total	**3,470**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**31.07.2003**
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	0
Bavaria	25
Berlin	5
Hamburg	20
Hesse	0
Lower Saxony	51
North Rhine-Westphalia	8
Saxony-Anhalt	0
Schleswig-Holstein	50
Total	**159**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**31.07.2003**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	822
Federal Government's Special Fund	0
Laender (individual German Federal States)	2,041
Total	**2,863**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**31.07.2003**
Loans within EU	in Euro m
Public-sector banks in EU member states	184
EU member states	755
EU regional governments	220
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	45
EU institutions	0
	1,204
Other Foreign Loans	in Euro m
Public-sector banks	0
States	0
Regional governments	306
Loans guaranteed by foreign states	48
	354
Total	1,558

Public-sector loans - Breakdown of new lending commitments

by countries

		31.07.2003
by countries	in Euro m	in %
Austria	184	2.28
Belgium	35	0.43
EU Institutions	0	0.00
Finland	0	0
France	0	0
Germany	6,492	80.65
Great Britain	0	0
Greece	250	3.11
Italy	350	4.35
Portugal	255	3.17
Spain	130	1.61
Sweden	0	0
The Netherlands	0	0
The United States*	0	0
Other	354	4.40
Total	**8,050**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.07.2003

Risk weighting	in Euro m	in %
0%	3,934	48.87
10%	805	10.00
20%	3,311	41.13
Total	**8,050**	**100.00**

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/07/2003	67.1	66.9
30/06/2003	60.4	66.9
31/05/2003	67.3	66.9
30/04/2003	71.3	66.9
31/03/2003	73.9	66.9
28/02/2003	67.1	66.9
31/01/2003	67.1	66.9
31/12/2002	57.3	66.9
30/11/2002	60.6	69.0
31/10/2002	72.4	69.0
30/09/2002	75.8	69.0
31/08/2002	75.1	69.0
31/07/2002	63.6	69.0
30/06/2002	68.8	69.0
31/05/2002	70.6	69.0
30/04/2002	73.1	69.0
31/03/2002	72.4	69.0
28/02/2002	70.0	69.0
31/01/2002	74.1	69.0
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/07/2003	26.7	55.5
30/06/2003	40.7	55.5
31/05/2003	57.2	55.5
30/04/2003	57.3	55.5
31/03/2003	60.4	55.5
28/02/2003	63.2	55.5
31/01/2003	55.7	55.5
31/12/2002	63.4	55.5
30/11/2002	63.4	56.4
31/10/2002	55.6	56.4
30/09/2002	52.4	56.4
31/08/2002	57.0	56.4
31/07/2002	49.5	56.4
30/06/2002	55.4	56.4
31/05/2002	60.8	56.4
30/04/2002	67.3	56.4
31/03/2002	54.6	56.4
28/02/2002	58.3	56.4
31/01/2002	64.0	56.4
31/12/2001	46.6	56.0
30/11/2001	60.3	56.0
31/10/2001	63.5	56.0
30/09/2001	65.8	56.0
31/08/2001	62.9	56.0
31/07/2001	68.9	56.0
30/06/2001	52.7	56.0
31/05/2001	62.6	56.0
30/04/2001	56.6	56.0
31/03/2001	43.9	56.0
28/02/2001	38.2	56.0
31/01/2001	40.0	56.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
31/07/2003	12.08%
30/06/2003	13.06%
31/05/2003	14.31%
30/04/2003	12.78%
31/03/2003	13.11%
28/02/2003	17.14%
31/01/2003	17.68%
31/12/2002	17.72%
30/11/2002	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.2% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of July 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets



€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
May 03
Jun 03
Jul 03

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2
31/12/2002	4.0	6.0	8.0	12.0
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0
31/12/2002	1.21	1.0
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **31.07.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	23	0.54
AA- / Aa3 / AA-	908	21.40
A+ / A1 / A+	789	18.60
A / A2 / A	883	20.82
A- / A3 / A-	1,232	29.04
BBB+ / Baa1 / BBB+	115	2.71
BBB / Baa2 / BBB	88	2.07
BBB- /Baa3 /BBB-	45	1.06
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	150	3.54
Total	**4,242**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	1.18
International credit institutions	0	0.00
Other (e.g. financial institutions)	100	2.36
Total	**150**	**3.54**

Breakdown of non-cover assets

by borrowers

by borrowers	31.07.2003 in Euro m	in %
National credit institutions	1,303	30.72
Foreign Governments and municipalities	313	7.38
International credit institutions	1,892	44.60
Other foreign financial institutions (guaranteed by national or international credit institutions)	600	14.14
Others	134	3.16
Total	**4,242**	**100.00**

Breakdown of non-cover assets

by countries

by countries	31.07.2003 in Euro m	in %
Germany	**1,363**	32.13
EU member states without Germany		
The Netherlands	1,038	24.47
France	352	8.30
Austria	446	10.51
Great Britain	182	4.29
Italy	266	6.27
Irland	0	0.00
Portugal	9	0.21
Spain	20	0.47
Sweden	110	2.60
Total EU without Germany	**2,423**	**57.12**
Others	143	3.37
EU candidate countries	313	7.38
Total	**4,242**	**100.00**

Breakdown of non-cover assets

by risk weighting

Risk weighting	31.07.2003 in Euro m	in %
0%	109	2.57
10%	270	6.36
20%	3,057	72.07
100%	806	19.00
Total	**4,242**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.07.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	10	0.90
AA- / Aa3 / AA-	293	26.42
A+ / A1 / A+	150	13.53
A / A2 / A	362	32.64
A- / A3 / A-	284	25.61
BBB+ / Baa1 / BBB+	10	0.90
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	0	0.00
Total	**1,109**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.07.2003	
by borrowers	in Euro m	in %
National credit institutions	217	19.57
Foreign Governments and municipalities	0	0
International credit institutions	787	70.96
Other foreign financial institutions (guaranteed by national or international credit institutions)	55	4.96
Others	50	4.51
Total	**1,109**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		31.07.2003
by countries	in Euro m	in %
Germany	**227**	20.47
EU member states without Germany		
The Netherlands	363	32.73
France	90	8.12
Austria	215	19.39
Great Britain	26	2.34
Italy	120	10.82
Portugal	9	0.81
Total EU without Germany	**823**	**74.21**
EU candidate countries	0	0
Others	59	5.32
Total	**877**	**100**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

	31.07.2003	
Risk weighting	in Euro m	in %
10%	45	4.06
20%	969	87.38
100%	95	8.56
Total	**1,109**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58
31.12.2002	1,103	383.5	34.77
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **31.07.2003**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	4,076.5	12.66	1,286.1	1.65	5,085.0	6.64	10,447.6	5.59
Double A	10,904.5	33.85	14,501.2	18.59	17,684.8	23.10	43,090.5	23.07
Single A	17,231.1	53.49	62,199.8	79.72	53,507.0	69.88	132,937.9	71.17
Not rated	0	0	32.9	0.04	292.6	0.38	325.5	0.17
Total	**32,212.1**	**100.00**	**78,020.0**	**100.00**	**76,569.3**	**100.00**	**186,801.4**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity **31.07.03**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	31,185.7	96.81	75,799.3	97.15	74,402.9	97.17	181,387.8	97.10
Swaptions	305.6	0.95	942.2	1.21	1,350.7	1.76	2,598.6	1.39
Other interest rate derivatives	102.3	0.32	204.5	0.26	0	0.00	306.8	0.16
Currency swaps	618.5	1.92	1,074.0	1.38	815.7	1.07	2,508.2	1.34
Total	**32,212.1**	**100.00**	**78,020.0**	**100.00**	**76,569.3**	**100.00**	**186,801.4**	**100.00**

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02
31/12/2002	1.17	-0.18
30/11/2002	1.17	-0.16
30/09/2002	1.17	-0.16
31/10/2002	1.17	-0.16

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
31.07.2003	2,610.56	2,482.57	2,738.54	2,428.51	2,349.27	2,507.75	133.30	182.05	230.79
30.06.2003	2,636.10	2,393.23	2,878.97	2,423.44	2,374.49	2,472.39	18.75	212.67	406.59
31.05.2003	2,593.52	2,344.21	2,842.83	2,329.09	2,256.97	2,401.21	87.24	264.43	441.62
30.04.2003	2,377.34	2,143.22	2,611.47	2,085.68	2,017.46	2,153.90	125.76	291.66	457.57
31.03.2003	2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
28.02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
31.01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50
31.12.2002	2,074.65	1,881.32	2,267.98	1,874.85	1,808.78	1,940.92	72.54	199.79	327.06
30.11.2002	2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
31.10.2002	1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
30.09.2002	1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83